Nationwide Life and Annuity Insurance Company:
•	Nationwide VL Separate Account – G

Supplement dated August 24, 2009 to Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	In Summary: Policy Benefits: The following sub-sections of the "In Summary: Policy Benefits" section are amended as indicated:

Access to Cash Value: The first bullet point in the "Access to Cash Value" sub-section is deleted and is replaced with the following:

•
Take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge.  The minimum loan amount is $200.

Investment Options: The "Investment Options" sub-section is amended by deleting the second paragraph and replacing it with the following:

The policy currently offers two fixed investment options, the Fixed Account and the Long-Term Fixed Account.  Both of these options will earn interest daily at an annual effective rate of at least 3%.  The Long-Term Fixed Account may earn a higher interest rate than the Fixed Account, but will also be subject to greater allocation , transfer, and partial surrender restrictions.   The greater Long-Term Fixed Account restrictions will apply regardless of whether or not it is being credited a higher rate of interest than the Fixed Account.

2.	In Summary: Policy Risks: The following sub-sections of the "In Summary: Policy Risks" section are amended as indicated:

Effect of Partial Surrenders and Policy Loans on Investment Returns:  The second sentence in the "Effect of Partial Surrenders and Policy Loans on Investment Returns" sub-section is deleted and is replaced with the following:

When you take a partial surrender or policy loan, the Cash Value of your policy available for allocation to the Sub-Accounts and/or fixed investment options is reduced and you lose the ability to generate Sub-Account investment return on the surrendered/loaned amounts.

Fixed Investment Option Transfer Restrictions and Limitations:  The first and second sentences in the "Fixed Investment Option Transfer Restrictions and Limitations" sub-section are deleted and are replaced with the following:

We will not honor a request to transfer Cash Value to or from the fixed investment options until after the first policy year.  After the first policy year, we may require transfer requests from the fixed investment options be made within thirty days of the end of a calendar quarter, but not within twelve months of a previous request.

3.	In Summary: Fee Tables: The endnotes to the "In Summary: Fee Tables" section are amended by deleting endnotes 9, 11, 20, and 29 and replacing them with the following:

9 The Overloan Lapse Protection Rider Charge varies by policy based on Attained Age of the Insured and the policy's Cash Value.  This charge is deducted proportionally from the Sub-Accounts, the Fixed Account, and the Long-Term Fixed Account.

11 Except for the Mortality and Risk Expense Charge which is only deducted proportionally from the Sub-Accounts, all charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses" table are taken proportionally from the Sub-Accounts, the Fixed Account, and the Long-Term Fixed Account.

20 All charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses For Riders" table are taken proportionally from the Sub-Accounts, the Fixed Account, and the Long-Term Fixed Account.

29 The Extended Death Benefit Guarantee Rider charge   varies by policy based on the Insured’s sex, Issue Age, underwriting class , the elected guarantee duration , and the percentage of the Base Policy Specified Amount to be guaranteed by this Rider .  The maximum charge   assumes: the Insured is either sex ; any issue age; any underwriting classification; elected a lifetime guarantee duration ; and 100% of the Base Policy Specified Amount to be guaranteed by this Rider. The minimum charge   assumes: the Insured is female, issue age 18; select preferred non-tobacco; a twenty year guarantee duration ; and 50% of the Base Policy Specified Amount to be guaranteed by this Rider. The charge is deducted proportionally from the Sub-Accounts, the Fixed Account. The charges shown may not be representative of the charges that a particular policy owner may pay. For a detailed description of the Extended Death Benefit Guarantee Rider Charge see the "Extended Death Benefit Guarantee Rider" section of this prospectus.

4.	Fixed Investment Option: The "Fixed Investment Option" sub-section of the "Policy Investment Options" section is deleted and is replaced with the following:

Fixed Investment Options

The fixed investment options are not registered as a security under the Securities Act of 1933 ("1933 Act") nor is our general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act").  The fixed investment options are not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the fixed investment options.  However, disclosure about the fixed investment options may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements in the prospectus.

There are currently two fixed investment options available under the policy: the Fixed Account and the Long-Term Fixed Account.  Net Premium that you allocate to either fixed investment option is held in the corresponding fixed account, which is part of our general account.

The general account contains all of our assets other than those in the separate accounts, and funds the fixed investment options.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.   Subject to our claims paying ability, we guarantee amounts allocated to the fixed investment options and interest credited daily at a net effective annual interest rate of no less than 3%.   Interest crediting rates are set at the beginning of each calendar quarter.  We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion.

  Subject to applicable law, assets of the general account are invested at our sole discretion.  We bear the full investment risk for amounts allocated to the fixed investment options ( i.e. the risk that our return on general account assets will not exceed the interest we credit on allocations to the fixed investment options).  Unlike Variable Account allocations where your Investment Experience is determined by the performance of the Sub-Accounts in which you invest, the amounts you allocate to a fixed investment option will not share in the investment performance of our general account.  Rather, the investment income you earn on your allocations will be based on the interest crediting rates that we set.   You assume the risk that the actual interest crediting rate may not exceed the 3% guaranteed annual interest crediting rate.  Premiums applied to the policy at different times may receive different interest crediting rates.  The interest crediting rate may also vary for new Premiums versus Sub-Account transfers.

W e anticipate that the interest crediting rate for the Long-Term Fixed Account will be higher than the interest crediting rate for the Fixed Account.   This is because assets supporting the Long-Term Fixed Account interest rate are invested for longer durations, which will generally produce higher rates of return, than assets supporting the Fixed Account interest rate.  Because its supporting assets are invested for longer durations, the Long-Term Fixed Account has stricter allocation, partial surrender, and transfer limitations.   However, longer investment durations may not always produce higher returns.  Therefore, the interest rate credited to the Long-Term Fixed Account may be the same as, or lower than, the Fixed Account crediting rate.  The Long-Term Fixed Account limitations will apply regardless of whether or not the Long-Term Fixed Account is credited a higher rate of interest than the Fixed Account.   For more information about the fixed investment option restrictions , see the "Fixed Investment Option Transfers," "Premium Payments," "Policy Loans," and "Partial Surrenders" sections of this prospectus.

Note:  Interest we credit to the fixed investment options may be insufficient to pay the policy’s charges.  Therefore additional Premium payments may be required over the life of the Policy to prevent it from lapsing.

5.
Fixed Investment Option Transfers:  The "Fixed Investment Option Transfers" sub-section of the "Transfers Among and Between the Policy Investment Options" section is deleted and is replaced with the following:

Prior to the policy’s Maturity Date, you may make transfers involving the fixed investment options (the Fixed Account and the Long-Term Fixed Account).  These transfers will be in dollars.  We reserve the right to limit the dollar amount, number , and frequency of transfers involving the fixed investment options.

In addition to the fixed investment option specific transfer limitations below, we may prohibit you from transferring to or from either of the fixed investment options before the end of the first policy year and we may limit you to one transfer every twelve months .

Limits on Transfers to the Fixed Investment Options:

                    Fixed Account:

•	w e may prohibit you from transferring more than 25% of the policy's Sub-Account value to the Fixed Account as of the close of business on the prior Valuation Period ; and

•	we reserve the right to refuse any transfer to the Fixed Account that would cause the policy's Fixed Account value to exceed 30% of the policy’s Cash Value.

Long-Term Fixed Account:

•
we will refuse transfers to the Long-Term Fixed Account that would cause the Long-Term Fixed Account value to exceed the lesser of:  30% of the policy's total Cash Value as of the close of business on the prior Valuation Period; or $1,000,000 ; and

•	w e may further limit or refuse transfers to the Long-Term Fixed Account on a prospective basis at any time. Generally, this right will be invoked when interest rates are low by historical standards.

                In addition, we may refuse transfers to either the Fixed Account and/or Long-Term Fixed Account that would cause the total value of amounts allocated to the fixed investment options to exceed 50% of your policy's total Cash Value.

Limits on Transfers from the Fixed Investment Options:

Fixed Account:

•	we may prohibit you from transferring more than 25% of the policy's Fixed Account value as of the end of the previous policy year .

Long-Term Fixed Account:

•	transfers from the Long-Term Fixed Account will be prohibited prior to the end of the first policy year :

•
a fter the first policy year, the total of all partial surrenders and transfers from the Long-Term Fixed Account within any twelve month period , determined looking back from the Valuation Period during which we receive your request, is limited to the greater of:

(1)	$5,000; or

(2)
10% of the policy's Long-Term Fixed Account value as of the last monthly policy anniversary twelve months prior to the Valuation Period during which we receive your request.  (If your request is received within one month after the first policy anniversary, the policy's Long-Term Fixed Account value on the Policy Date will be used.)

                       This limit is cumulative and will be determined on a rolling basis.  This means that any transfers and/or partial surrenders from the Long-Term Fixed Account during the twelve months prior to the Valuation Period during which we receive your request will be deducted from the available amount.  Information need to calculate the available amount for transfer can be obtained by contacting our service center using the information on the first page of this prospectus.

•	In addition, we do not allow transfers from the Long-Term Fixed Account as part of the asset rebalancing or dollar cost averaging programs.

Transfers out of the fixed investment options will be on a last-in, first-out basis (LIFO).  Any restrictions that we implement will be applied consistently and uniformly.

6.	The Policy: The following sub-sections of "The Policy" section are amended as indicated:

                 Premium Payments:  The last paragraph of the "Premium Payments" sub-section is deleted and is replaced with the following:

                        Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received, subject to the following limitations on fixed investment option allocations:

1.
we may refuse Premium allocations, including initial Premium, to the Fixed Account and/or Long-Term Fixed Account that would cause the total value of amounts allocated to the fixed investment options to exceed 50% of your policy's total Cash Value; and

2.	Net Premium allocations to the Long-Term Fixed Account, including initial Premium, will not be permitted:

a.
to exceed $500,000 in any twelve month period (determined on a rolling  basis considering any Premium payment allocations during the twelve months prior to the Valuation Period during which we receive a Premium payment) ; and/or

b.	if, at the time the Premium is received, it would cause the policy's Long-Term Fixed Account value to exceed $1,000,000.

                           We may further limit or refuse Premium payments to the Long-Term Fixed Account on a prospective basis at any time.  Generally, this right will be invoked when interest rates are low by historical standards.

                 Cash Value: The "Cash Value" subsection is amended as follows:

The second bullet in the first paragraph is deleted and is replaced with the following:

• amounts allocated to the fixed investment options, including credited interest; and

The fourth sentence of the last paragraph is deleted and is replaced with the following:

While they are each part of our g eneral a ccount, the fixed investment options and the loan account may be credited interest at different rates.

 Right of Conversion:  The first two paragraphs in the "Right of Conversion" sub-section are deleted and are replaced with the following:

Within 24 months of the Policy Date, you may elect by written request to transfer 100% of your Cash Value in the Sub-Accounts and Long-Term Fixed Account into the Fixed Account without regard to any restrictions otherwise applicable to such transfers.  For more information see "Fixed Investment Option Transfers.".  To invoke this right, you must submit your request to our Home Office on our specified forms.  This election is irrevocable.

Once your request has been processed your policy will in effect become a fixed life insurance policy, and the policy's Cash Value will be credited with the Fixed Account's interest rate.  In addition, the following will apply after conversion :

•
transfers out of the Fixed Account will no longer be available and your policy will no longer be able to participate in the Investment Experience of the Sub-Accounts or the interest crediting rate of the Long-Term Fixed Account;

•
the asset rebalancing service and dollar cost averaging programs will no longer be available for election.  If asset rebalancing and/or dollar cost averaging were elected prior to your request these programs will terminate;

•	Mortality and Expense Risk Charges will no longer be deducted after conversion because they are only deducted from Cash Value allocated to the Sub-Accounts; and

•
all other benefits, services, Riders, and charges, including loans and full and partial surrenders, will continue and/or continue to be available after your request for conversion, subject to the terms applicable prior to your request for conversion.

7.	Standard Policy Charges: The following sub-sections of the "Standard Policy Charges" section are amended as indicated:

 Partial Surrender Fee:  The last sentence of the "Partial Surrender Fee" sub-section is deleted and replaced with the following:

Any Partial Surrender Fee assessed will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

 Surrender Charge s :  The second to last paragraph of the "Surrender Charge" sub-section is deleted and replaced with the following:

Any Surrender Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

 Cost of Insurance Charge:  The last sentence of the first paragraph of the "Cost of Insurance" sub-section is deleted and replaced with the following:

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Administrative Per Policy Charge:  The last sentence of the first paragraph in the "Administrative Per Policy Charge" sub-section is deleted and replaced with the following:

The Administrative Per Policy Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

 Underwriting and Distribution Charge:  The second paragraph of the "Underwriting and Distribution Charge" sub-section is deleted and replaced with the following:

The Underwriting and Distribution Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

8.	Policy Riders and Rider Charges: The following sub-sections of the "Policy Riders and Rider Charges" sub-section is deleted and replaced with the following:

                Overloan Lapse Protection Rider:  The first sentence of the second paragraph in the "Overloan Lapse Protection Rider Charge" sub-section is deleted and replaced with the following:

The Overloan Lapse Protection Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Adjusted Sales Load Life Insurance Rider:  The first sentence of the last paragraph in the "Adjusted Sales Load Life Insurance Rider" sub-section is deleted and replaced with the following:

The Adjusted Sales Load Life Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

                Children’s Term Insurance Rider:  The first sentence of the second paragraph in the "Children's Insurance Rider Charge" sub-section is deleted and replaced with the following:

The Children's Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Long-Term Care Rider:  The first sentence of the second paragraph in the "Long-Term Care Rider Charge" sub-section is deleted and replaced with the following:

The Long-Term Care Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Spouse Life Insurance Rider:   The first sentence of the second paragraph in the "Spouse Life Insurance Rider Charge" sub-section is deleted and replaced with the following:

The Spouse Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Accidental Death Benefit Rider:  The first sentence of the second paragraph in the "Accidental Death Benefit Rider Charge" sub-section is deleted and replaced with the following:

The Accidental Death Benefit Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Premium Waiver Rider:  The first sentence of the second paragraph in the "Premium Waiver Rider Charge" sub-section is deleted and replaced with the following:

The Premium Waiver Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Additional Term Insurance Rider:  The first sentence of the second paragraph in the "Additional Term Insurance Rider Charge" sub-section is deleted and replaced with the following:

The Additional Term Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Waiver of Monthly Deductions Rider:  The first sentence of the second paragraph in the "Waiver of Monthly Deductions Rider Charge" sub-section is deleted and replaced with the following:

The Waiver of Monthly Deductions Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Accumulation Rider:   The last sentence in the second paragraph of the " Accumulation Rider Surrender Charge Waiver Option Charge " sub-section is deleted and is replaced with the following:

The charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

9.	Asset Rebalancing: The "Asset Rebalancing" sub-section of the "Policy Owner Services" section is amended to add the following to the first paragraph:

Cash Value in the Long-Term Fixed Account is not eligible for asset rebalancing and assets may not be rebalanced into the Long-Term Fixed Account.

10.	Policy Loans: The following sub-sections of the "Policy Loans" section are amended as indicated:

Loan Amount and Interest Charged:  The first sentence of the first paragraph in the "Loan Amount and Interest Charged" sub-section is replaced with:

Subject to conditions, you may take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge.

Collateral and Interest Earned:  The following is added as the last sentence of the first paragraph in the "Collateral and Interest Earned" sub-section:

Finally, we will only transfer amounts from the Long-Term Fixed Account if your allocations to the Sub-Accounts and the Fixed Account are depleted.

Net Effect of Policy Loan:  The second sentence of the second paragraph in the "Net Effect of Policy Loans" sub-section is replaced with:

The loan account is credited interest at a different rate than either of the fixed investment options.

Repayment:  The "Repayment" sub-section is replaced with the following:

You may repay all or part of a policy loan at any time while the policy is In Force during the Insured’s lifetime.  The minimum repayment amount is $50.  If any portion of an outstanding loan balance has been transferred from the Long-Term Fixed Account, loan repayments will first be allocated to the Long-Term Fixed Account.  Once any outstanding loan balance attributable to the Long-Term Fixed Account has been repaid, loan repayment allocations to the Long-Term Fixed Account will not be permitted:

1.
to exceed $500,000 in any twelve month period (determined on a rolling  basis considering any loan repayment allocations during the twelve months prior to the Valuation Period during which we receive a loan repayment) ; and/or

2.	if, at the time the loan repayment is received, it would cause the policy's Cash Value allocated to the Long-Term Fixed Account to exceed $1,000,000.

We may also require that any portion of an outstanding loan transferred from the Fixed Account must be allocated to the Fixed Account.  We will then apply all loan repayments according to the allocation in effect at the time the payment is received, unless you indicate otherwise, and subject to the Long-Term Fixed Account restrictions above.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you indicate otherwise.  Repaying a policy loan will cause the Death Benefit proceeds and net Cash Surrender Value to increase accordingly.

11.	Surrenders: The following sub-sections of the "Surrenders" section are amended as indicated:

                Full Surrender:  The last sentence of the first paragraph in the "Full Surrenders" subsection section is replaced with:

                           We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the fixed investment options for up to six months.

                Partial Surrender:  The "Partial Surrenders" sub-section is amended as follows:

                The last sentence of the first paragraph is deleted and replaced with the following:

   If assessed, this fee will be deducted proportionally from your Sub-account allocations, Fixed Account allocation, and the Long-Term Fixed Account.

                The following is added at the end of the fifth paragraph in the "Partial Surrender" sub-section:

Only if there is insufficient value in the Sub-Accounts and the Fixed Account will we surrender amounts allocated to the Long-Term Fixed Account.  In addition, the total of all partial surrenders and transfers from the Long-Term Fixed Account within any twelve month period , determined looking back from the Valuation Period during which we receive your request, is limited to the greater of:

(1)	$5,000; or

(2)
10% of the policy's Long-Term Fixed Account value as of the last monthly policy anniversary twelve months prior to the Valuation Period during which we receive your request.  (If your request is received within one month after the first policy anniversary, the policy's Long-Term Fixed Account value on the Policy Date will be used.)

This limit is cumulative and will be determined on a rolling basis.  This means that any transfers and/or partial surrenders from the Long-Term Fixed Account during the twelve months prior to the Valuation Period during which we receive your request will be deducted from the available amount.  Information need to calculate the available amount for a partial surrender can be obtained by contacting our service center using the information on the first page of this prospectus.

12.	Policy Maturity: The "Policy Maturity" section is amended by deleting the second sentence of the second paragraph and replacing it with the following:

The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed investment options.

13.	Appendix B: Definitions: The definition of "Cash Value" is deleted and is replaced with the following:

Cash Value – The total of the Sub-Accounts you have chosen, which will vary with Investment Experience, the policy loan account, and the fixed investment options, to which interest will be credited daily.  We will deduct partial surrenders and the policy's periodic charges from the Cash Value.

14.	Appendix G : State Variations: The "Colorado" and "Massachusetts" state variations are deleted and are replaced with the following:

Colorado - The suicide provision in the policy and in any Rider is limited to one year from the Policy Date, reinstatement date, effective date of a Specified Amount increase, or Rider effective date.  See the "Suicide" sub-section of "The Death Benefit" section of the prospectus.

In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the Fixed Account within the first twenty-four months from the Policy Date provided under "Right of Conversion," you may also elect to irrevocably transfer 100% of the policy's Cash Value to the Fixed Account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify you of your option to make such transfer.  See the "Right of Conversion" sub-section of "The Policy" section and the "Nationwide VL Separate Account – G" section of this prospectus.

Massachusetts – In addition to the right to elect to irrevocably transfer 100% of the policy's Cash Value to the Fixed Account within the first twenty-four months from the Policy Date provided under "Right of Conversion," you may also elect to irrevocably transfer 100% of the policy's Cash Value to the Fixed Account within the later of sixty days from the date of a change in the investment policy of a Sub-Account or sixty days from when we notify you of your option to make such transfer.  See the "Right of Conversion" sub-section of "The Policy" section and the "Nationwide VL Separate Account – G" section of this prospectus.